                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )1

                          DEL GLOBAL TECHNOLOGIES CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   245073 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 17, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

------------------------                                 -----------------------
CUSIP No. 245073 10 1                        13D             Page 2 of 11 Pages
------------------------                                 -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    657,705
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                657,705
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     657,705
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 245073 10 1                        13D             Page 3 of 11 Pages
------------------------                                 -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    657,705
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                657,705
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     657,705
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 245073 10 1                        13D             Page 4 of 11 Pages
------------------------                                 -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WEBFINANCIAL CORPORATION
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    28,646
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                28,646
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     28,646
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 245073 10 1                        13D             Page 5 of 11 Pages
------------------------                                 -----------------------

                 The  following  constitutes  the  Schedule  13D  filed  by  the undersigned (the "Schedule 13D").

Item 1.          Security and Issuer.

                 This statement  relates to shares of the common stock, $.10 par value per share (the "Shares"), of Del Global Technologies Corp. (the "Issuer").
The principal  executive offices of the Issuer are located at One Commerce Park,
Valhalla, New York 10595.

Item 2.          Identity and Background.

                 (a)-(c) This  Statement is filed by Steel  Partners II, L.P., a
Delaware limited  partnership  ("Steel Partners II"), Warren G. Lichtenstein and
WebFinancial Corporation, a Delaware corporation  ("WebFinancial").  Each of the foregoing  are  referred  to as a  "Reporting  Person" and  collectively  as the
"Reporting Persons."

                 Steel Partners,  L.L.C., a Delaware limited  liability  company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive  officer and managing  member of Partners LLC is Warren  Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                 By  virtue  of  his  position  with  Steel   Partners  II,  Mr.
Lichtenstein  has the power to vote and dispose of the Issuer's  Shares owned by
Steel  Partners II. Mr.  Lichtenstein  is also the  President,  Chief  Executive
Officer and a director of WebFinancial.  Accordingly,  the Reporting Persons are
hereby filing a joint Schedule 13D.

            The principal  business address of each Reporting Person is 150 East
52nd Street, 21st Floor, New York, New York 10022.

                 The principal business of Steel Partners II is investing in the securities of small cap companies.  The principal occupation of Mr. Lichtenstein is investing in the securities of small cap companies.

                 WebFinancial is a holding company with  subsidiaries  operating in the banking and specialty finance industries. Set forth in Schedule A annexed hereto is the name and present principal  occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of WebFinancial's  directors and executive officers,  as of the  date  hereof.  Warren  Lichtenstein  disclaims  beneficial ownership of Shares owned by WebFinancial.

                 (d) Neither  the  Reporting  Persons  nor any person  listed in
Schedule  A has,  during  the last five  years,  been  convicted  in a  criminal proceeding (excluding traffic violations or similar misdemeanors).

------------------------                                 -----------------------
CUSIP No. 245073 10 1                        13D             Page 6 of 11 Pages
------------------------                                 -----------------------

                 (e) Neither  the  Reporting  Persons  nor any person  listed in
Schedule A has, during the last five years,  been party to a civil proceeding of a judicial or administrative  body of competent  jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Mr.  Lichtenstein  is a  citizen  of the  United  States of
America.

Item 3.          Source and Amount of Funds or Other Consideration.

                 The  aggregate  purchase  price of the 657,705  Shares owned by
Steel  Partners II is  $2,289,594.  The Shares  owned by Steel  Partners II were acquired with partnership funds.

                 The  aggregate  purchase  price of the 28,646  Shares  owned by
WebFinancial is $106,151.  The Shares owned by  WebFinancial  were acquired from its working capital.

Item 4.          Purpose of Transaction.

                 The  Reporting  Persons  purchased  the  Shares  based  on  the
Reporting  Persons'  belief  that  the  Shares  at  current  market  prices  are undervalued and represent an attractive investment  opportunity.  Depending upon overall  market  conditions,  other  investment  opportunities  available to the
Reporting Persons,  and the availability of Shares at prices that would make the purchase of additional Shares  desirable,  the Reporting Persons may endeavor to increase their position in the Issuer through,  among other things, the purchase of Shares on the open market or in private  transactions  or otherwise,  on such terms and at such times as the Reporting Persons may deem advisable.

                 No  Reporting  Person has any present  plan or  proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon  completion of any of the actions  discussed  above.  Each of the Reporting
Persons intends to review its investment in the Issuer on a continuing basis and engage in discussions  with  management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including,  without limitation,  the Issuer's financial position and  investment  strategy,  the price  levels of the Shares,  conditions  in the securities market, and general economic and industry  conditions,  the Reporting
Persons may in the future take such actions with respect to their  investment in the Issuer as they deem appropriate including, without limitation, communicating with other stockholders,  seeking Board representation,  making proposals to the
Issuer concerning the  capitalization  and operations of the Issuer,  purchasing additional  Shares or  selling  some or all of their  Shares or to change  their intention with respect to any and all matters referred to in Item 4.

------------------------                                 -----------------------
CUSIP No. 245073 10 1                        13D             Page 7 of 11 Pages
------------------------                                 -----------------------

Item 5.          Interest in Securities of the Issuer.

                 (a)-(b) The aggregate  percentage of Shares  reported  owned by each person named herein is based upon 10,347,515 Shares  outstanding,  which is the total number of Shares  outstanding  as reported in the  Issuer's  Quarterly
Report on Form 10-Q for the  fiscal  quarter  ended  April 27,  2002,  including
2,500,000 Shares issued in May 2002 pursuant to a certain settlement agreement.

                 As of the  close of  business  on  September 25,  2002,  Steel
Partners II beneficially owned 657,705 Shares,  constituting  approximately 6.4%
of the Shares outstanding.  Mr. Lichtenstein  beneficially owned 657,705 Shares, constituting approximately 6.4% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with respect to the 657,705  Shares owned by
Steel Partners II by virtue of his authority to vote and dispose of such Shares.

                 As of the close of business on September 25, 2002, WebFinancial beneficially  owned  28,646  Shares,  constituting  less  than 1% of the  Shares outstanding.

                 (c)  Schedule B annexed  hereto lists all  transactions  in the
Issuer's  Shares  during the past sixty days by the persons named in Item 2. All of such transactions were effected in the open market.

                 (d) No person other than the Reporting Persons is known to have the right to receive,  or the power to direct the receipt of dividends  from, or proceeds from the sale of, such Shares.

                 (e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships
                 With Respect to Securities of the Issuer.

                 Other  than  as  described  herein,  there  are  no  contracts, arrangements or  understandings  among the persons named in Item 2, or among the persons named in Item 2 and any other person,  with respect to the securities of the Issuer.

Item 7.          Material to be Filed as Exhibits.

                 1.    Joint Filing Agreement.

------------------------                                 -----------------------
CUSIP No. 245073 10 1                        13D             Page 8 of 11 Pages
------------------------                                 -----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2002                STEEL PARTNERS II, L.P.

                                         By: Steel Partners, L.L.C.
                                             General Partner

                                         By: /s/ Warren G. Lichtenstein
                                             ----------------------------------
                                         Name:  Warren G. Lichtenstein,
                                         Title: Chief Executive Officer

                                         /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                         WARREN G. LICHTENSTEIN

                                         WEBFINANCIAL CORPORATION

                                         By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                         Name:  Warren G. Lichtenstein
                                         Title: President & Chief Executive Officer

------------------------                                 -----------------------
CUSIP No. 245073 10 1                        13D             Page 9 of 11 Pages
------------------------                                 -----------------------

                                   SCHEDULE A

                        DIRECTORS AND EXECUTIVE OFFICERS

                            WEBFINANCIAL CORPORATION

NAME AND POSITION                  PRESENT PRINCIPAL
WITH WEBFINANCIAL                  OCCUPATION                          BUSINESS ADDRESS
-----------------                  ----------                          ----------------

Warren G. Lichtenstein,            Chairman of the Board,              c/o Steel Partners II, L.P.,
President, Chief                   Secretary and Managing              150 E. 52nd Street,
Executive Officer and              Member of Steel Partners,           21st Floor,
Director                           L.L.C., the General Partner         New York, NY  10022
                                   of Steel Partners II, L.P., a
                                   private investment firm

Jack L. Howard, Vice               Principal of Mutual Securities,     c/o Mutual Securities, Inc.,
President and Director             Inc., a registered broker-dealer    150 E. 52nd Street, 21st Floor,
                                                                       New York, NY  10022

Earle C. May,                      Executive Officer of May            c/o May Management, Inc.,
Director                           Management, Inc., an                4550 Kruse Way #345, Lake
                                   investment management firm          Oswego, OR  97035

Joseph L. Mullen,                  Vice President, General             611 Broadway, Suite 801,
Director                           Merchandising Manager -             New York, NY  10012
                                   Hard Line of Retail
                                   Exchange.com, Inc., a
                                   business-to-business Internet
                                   company

Mark E. Schwarz, Director          Managing Member of                  c/o Newcastle Partners, L.P.,
                                   Newcastle Capital Group,            200 Crescent Court, Suite 670,
                                   L.L.C., the General Partner of      Dallas, TX  75201
                                   Newcastle Capital
                                   Management, L.P., the
                                   General Partner of Newcastle
                                   Partners, L.P., a private
                                   investment firm

Glen Kassan,                       Vice President of Steel             c/o Steel Partners, Ltd., 150 E.
Vice President, Chief              Partners, Ltd., a management        52nd Street, 21st Floor,
Financial Officer and              and advisory company                New York, NY  10022
Secretary

James R. Henderson,                Vice President of Steel             c/o Steel Partners, Ltd., 150 E.
Vice President of Operations       Partners, Ltd., a management        52nd Street, 21st Floor,
                                   and advisory company                New York, NY  10022

------------------------                                 -----------------------
CUSIP No. 245073 10 1                        13D             Page 10 of 11 Pages
------------------------                                 -----------------------

                                   SCHEDULE B

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

    Shares of Common Stock            Price Per                   Date of
          Purchased                   Share($)                   Purchase
          ---------                   --------                   --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

          18,500                      3.7149                     7/23/02
          10,001                      3.6060                     7/24/02
           2,000                      2.9900                     7/26/02
          16,300                      3.4701                     7/29/02
           5,000                      3.6050                     7/31/02
          10,000                      3.2650                     8/01/02
           2,000                      3.5800                     8/08/02
           2,000                      3.5900                     8/09/02
           5,000                      3.5400                     8/14/02
           7,000                      3.5486                     8/21/02
          12,000                      3.5333                     8/29/02
          36,000                      3.5700                     8/30/02
           3,000                      3.5700                     9/06/02
           5,700                      3.5900                     9/11/02
           5,000                      3.5900                     9/16/02
          30,000                      3.5838                     9/17/02
          33,800                      2.4900                     9/19/02
          55,000                      2.6536                     9/20/02
          50,000                      2.6900                     9/23/02
           5,000                      2.5800                     9/24/02

                               WARREN LICHTENSTEIN
                               -------------------
                                      None

                            WEBFINANCIAL CORPORATION
                            ------------------------
                                      None

------------------------                                 -----------------------
CUSIP No. 245073 10 1                        13D             Page 11 of 11 Pages
------------------------                                 -----------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated  September
26, 2002 (including  amendments thereto) with respect to the Common Stock of Del
Global  Technologies  Corp.  This Joint  Filing  Agreement  shall be filed as an
Exhibit to such Statement.

Dated: September 26, 2002                STEEL PARTNERS II, L.P.

                                         By: Steel Partners, L.L.C.
                                             General Partner

                                         By: /s/ Warren G. Lichtenstein
                                             ----------------------------------
                                         Name:  Warren G. Lichtenstein,
                                         Title: Chief Executive Officer

                                         /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                         WARREN G. LICHTENSTEIN

                                         WEBFINANCIAL CORPORATION

                                         By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                         Name:  Warren Lichtenstein
                                         Title: President & Chief Executive Officer